Exhibit 99.79

VERSES

VERSES Identifies New Path to AGI and Extends Invitation to OpenAI for Collaboration via Open Letter

VERSES Active Inference, Approach to AGI Grounded in Neuroscience and Physics Led by Top Neuroscientist and Chief Science Officer Karl Friston. Company Urges Industry Leaders to Collaborate to Ensure Safety, Scalability and Transparency in Future AGI Systems

VANCOUVER, British Columbia, Dec. 19, 2023 -- VERSES AI Inc. (CBOE: VERS) (OTCQX: VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of intelligent software systems, has penned an open letter and invitation to OpenAI to collaborate on the pursuit of artificial general intelligence (AGI).

The open letter, published today in The New York Times, outlines how VERSES is pursuing an alternative approach to AGI using Active Inference, a method pioneered by VERSES' Chief Scientist, Karl Friston. Active Inference comprises a set of techniques and tools enabling the design and deployment of intelligent agents capable of automatically and efficiently seeking out and learning from relevant data, resulting in an auditable and human-explainable decision-making and action-selection process.

VERSES' latest research results indicate that its Active Inference agents may soon be able to match and surpass the performance of leading AI state-of-the-art approaches based on deep learning while using orders of magnitude less data and fewer computations. The Company expects to share more details and validation tests with partners and the broader community in the coming months. The breakthrough is also anticipated to be integrated into the Genius platform, aiming to empower developers to create agents capable of learning from any dataset, reasoning, planning and adapting. These agents are optimized for energy and computational efficiency, specifically tailored for intelligent computing on the edge rather than solely in the cloud.

VERSES' invitation to collaborate with the non-profit organization OpenAI stems from OpenAI's charter, issued in its pursuit of non-competitive AGI development, which states, "If a value-aligned, safety-conscious project comes close to building AGI before we do, we commit to stop competing with and start assisting this project." Through the open letter, VERSES invites OpenAI to explore this new path of collaboration, employing its biologically inspired approach. The goal is to ensure that AGI and subsequent superintelligent systems, as emphasized by the G7 and the US Government, can be developed based on established standards. This approach aims to guarantee that safer and more transparent methods underpin the industry's ambitions and meet society's needs.

The Company wishes to explore the potential of Active Inference and its applicability in science and industry, given the significant strides made by prominent large language models such as GPT, LLaMa, BARD and Claude using deep learning methods. However, they encounter challenges in demonstrating generalizability, explainability and alignment—factors the company considers vital to AGI. The company believes that these aspects can be better achieved through its approach. VERSES' preliminary research results further indicate that its Active Inference-based approach can enable the efficient, explainable and sustainable generation and deployment of intelligent agents at scale.

"The VERSES AI Research Lab has spent years fine-tuning the intricacies surrounding Active Inference," said Dr. Friston. "By incorporating the Free Energy Principle, a physics-based approach to AI, we are granted the possibility of modeling any physical system as an Active Inference agent that reasons, learns, plans and predicts in real-time."

Following the Free Energy Principle — which reconciles our brains' predictions about the world with reality to reduce the differences between the two — Active Inference codifies mathematical principles that explicitly link intelligence, cognition and rational behavior to physical processes at any scale, from macroscopic to microscopic. With this framework, VERSES aims to solve probabilistic AI's tractability problem, allowing users to design and deploy adaptive, real-time, scalable AI.

"We believe that nature's blueprint for intelligence offers the best foundation to scale systems to AGI and beyond," said Gabriel René, VERSES founder and CEO. "A foundation that can enable smarter, safer and more sustainable, standards-based approaches to general and super intelligent systems. Building on this foundation, our latest research has revealed a promising new path toward this goal."

To read the full letter, please visit https://www.verses.ai/open-letter.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the Company's long term goals relating to the AGI market; the capabilities of Genius™, and the Company's other technologies; that the Company is developing an alternative approach to AGI using Active Inference; the capabilities of Active Inference and the expected benefits of using an Active Inference approach to AGI; the fact that the Company is developing Active Inference agents; that the Company's Active Inference agents may soon be able to match and surpass the performance of other approaches based on deep learning; the Company's goals relating to the development of Active Inference agents; the performance, capabilities and benefits of Active Inference agents relative to existing approaches, and otherwise; that existing models may not achieve AGI as a result of their lack of generalizability, explainability and alignment; that Active Inference-based AI technology may enable the efficient, scalable, safe, and responsible generation and deployment of intelligent agents at scale; that Active Inference is expected to codify mathematical principles; that AI's tractability problem can be solved by allowing users to design and deploy adaptive real-time, scalable AI; and that nature's blueprint for intelligence offers the best foundation to scale systems to AGI and beyond. Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Company's cost and timing expectations are accurate; that Genius™, the Company's agents and other technologies will be able to achieve the expected results; that the Company will be successful in the deployment of its resources and personnel; the Company's ability to develop and test the Genius™ technology and its other technology within the anticipated timelines; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will be successful in competing in the AGI market; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing its technology; that the Company's technology will impact the AI market and the Company's success in the AI market as anticipated; that the Company will have the financial resources required to development and commercialize its technology; that the Company's operations and business plans will not be impacted by adverse changes in legislation; that the Company's success in achieving its stated objectives will not be materially impacted by competitors; that the Company will grow at the rate and in the manner anticipated; and that management has accurately predicted how the regulatory environment will impact its business.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and the release and deployment of the Genius™ technology and its other technologies; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Genius™ technology may fail to perform as expected; the use of Active Inference may not bring about the expected results; the Company's Active Inference agents may fail to perform as anticipated; the Company could face increased competition; the Company's technology could fail to impact the AI market as anticipated; the loss of key personnel; the loss of key partnerships necessary for the Company to achieve its business objectives; that the Company's research results and evidence supporting its claims will prove to be inaccurate; that OpenAI will not validate the Company's approach to AGI; that OpenAI will disagree with the Company's approach to AGI; and that OpenAI will challenge the capabilities of the Company's technologies. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.